FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

August, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

Santiago, August 30, 2016

Ger. Gen. N° 135/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A (“Endesa Chile” or the “Company”), I hereby inform you of the following Significant Event:

In a session held on August 30, 2016 the Board of Directors of Empresa Nacional de Electricidad S.A considered, among other things, the high annual cost for the Company to maintain unused water rights and that several projects were neither economically nor technically feasible and lacked sufficient support from local communities. For these reasons the Company has decided to relinquish the water rights associated with the following hydroelectric projects: Bardón (Cautín River, Araucanía Region), Chillan 1 and 2 (Chillán River, Biobío Region), Futaleufú (Futaleufú River, Los Lagos Region), Huechún (Maipo River, Metropolitan Region) and Puelo, (Puelo River, Los Lagos Region).

In case of the Huechún project, since our subsidiary Celta S.A. is the owner of water rights associated with this project., the Board of Directors of Endesa Chile has agreed to request that Celta S.A. proceeds with relinquishing said water rights, so that once approved, it will  become effective.

That is why all of the corporate investment associated with the abovementioned projects will be written off in 2016, for a total amount of approximately US$ 52 million dollars.

Sincerely yours,

Empresa Nacional de Electricidad S.A.

Valter Moro

Chief Executive Officer

c.c.:        Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

              Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: August 31, 2016